Exhibit 21.1

Subsidiaries of Internet Patents Corporation

1.	Strategic Concepts Corporation, a California corporation;
2.	InsWeb Insurance Services, Inc., formerly known as Avatar Insurance Services, Inc., a California corporation; and
3.	Goldrush Insurance Services, Inc., a California corporation.
4.	Strategic Concepts Acquisition Corp., a Delaware corporation